Exhibit 99.1

FLEET STATUS REPORT
NYSE: PACD
As of October 7, 2016
Updates noted in bold

						Contract
									Average Contract
								Contractual	Backlog Revenue	Availability/
		Water Depth	Drilling Depth			Start/Expected		Dayrate	Per Day	Expected
Rig Name	Delivery	(ft)	(ft)	Customer	Location	Start	Term	(US$000's)	(US$000's)	Availability
Pacific Bora	2010	10,000	37,500	—	Nigeria	—	—	—	—	Immediate(1)
Pacific Scirocco	2011	12,000	40,000	Total	Nigeria(2)	8-Jan-2015	2 years + 12 days	489/455	489/455	Jan-17
Pacific Mistral	2011	12,000	37,500	—	Aruba	—	—	—	—	Immediate
Pacific Santa Ana	2011	12,000	40,000	Chevron	USGoM	21-Mar-2012	5 years + 38 days	481(3)	555(3)	May-17
Pacific Khamsin	2013	12,000	40,000	—	Cyprus	—	—	—	—	Immediate
Pacific Sharav	2014	12,000	40,000	Chevron	USGoM	27-Aug-2014	5 years	551(3)	605(3)	Sep-19
Pacific Meltem	2014	12,000	40,000	—	Aruba	—	—	—	—	Immediate

(1) The Pacific Bora completed its drilling contract with Chevron in Nigeria on September 27, 2016. During September, the Pacific Bora’s dayrate was $230,000.

(2) The Pacific Scirocco earned 80% of its full operating dayrate through October 3, 2016, which was the date it restarted operations for Total. From October 3, 2016 through October 14, 2016, the Pacific Scirocco’s dayrate is $489,000. The dayrate will be reduced to $455,000 from October 15, 2016 until the end of the contract term on January 19, 2017.

(3) Effective October 1, 2016, the contractual dayrates and average contract backlog revenue per day amounts for the Pacific Santa Ana and the Pacific Sharav have been adjusted per the cost escalation provisions of the contracts.

	Historical Actual
Period	4Q2015	1Q2016	2Q2016	3Q2016	4Q2015 - 3Q2016 Average
Operating Fleet Average Revenue Efficiency	97.3%	97.7%	99.0%	97.0%	97.7%

FLEET STATUS REPORT
NYSE: PACD
As of October 7, 2016

DEFINITIONS & DISCLAIMERS

Dayrate Definition: The dayrates reflected in this Fleet Status Report are the operating dayrates charged to customers, which may include estimated contractual adjustments for changes in operating costs and/or reimbursable cost adjustments for ongoing expenses such as crew, catering, insurance and taxes. The dayrates, however, do not include certain types of non-recurring revenues such as lump sum mobilization payments, revenues earned during mobilizations, revenues associated with contract preparation and other non-recurring reimbursable items such as mobilizations and capital enhancements. Routine and non-routine downtime may reduce the actual revenues recognized during the contract term.

Backlog Definition: Includes firm commitments only, which are represented by signed drilling contracts. We calculate our contract backlog by multiplying the contractual dayrate by the minimum number of days committed under the contracts (excluding options to extend), assuming full utilization, and also include mobilization fees, upgrade reimbursements and other revenue sources, such as the standby rate during upgrades, as stipulated in the contract.

Revenue Efficiency Definition: Actual contractual dayrate revenue (excludes mobilization fees, upgrade reimbursements and other revenue sources) divided by the maximum amount of contractual dayrate revenue that could have been earned during such period.

Forward Looking Statements: Certain statements and information contained in this Fleet Status Report constitute “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are generally identifiable by the use of words such as “believe,” “estimate,” “expect,” “forecast,” “our ability to,” “plan,” “potential,” “projected,” “target,”  “would,” or other similar words, which are generally not historical in nature. The forward-looking statements speak only as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.  Our forward-looking statements express our current expectations or forecasts of possible future results or events, including expectations for durations of contracts, payments to be made under terminated contracts, contract backlog, revenues and operating results, operating revenue efficiency and expected availability of vessels.

Although we believe that the assumptions and expectations reflected in our forward-looking statements are reasonable and made in good faith, these statements are not guarantees and actual future results may differ materially due to a variety of factors.  These statements are subject to a number of risks and uncertainties, many of which are beyond our control.

Important factors that could cause actual results to differ materially from our expectations include: the global oil and gas market and its impact on demand for our services; the offshore drilling market, including reduced capital expenditures by our clients; changes in worldwide oil and gas supply and demand; our ability to recover payments from our clients; rig availability and supply and demand for high-specification drillships and other drilling rigs competing with our fleet; costs related to stacking of rigs; our ability to enter into and negotiate favorable terms for new drilling contracts or extensions; our substantial level of indebtedness; possible cancellation, renegotiation, termination or suspension of drilling contracts as a result of market changes or other reasons; and the other risk factors described in our filings with the Securities and Exchange Commission (SEC), including our Annual Report on Form 20-F and Current Reports on Form 6-K.  These documents are available through our website at www.pacificdrilling.com or through the SEC’s website at www.sec.gov.